UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

 Cidade de Deus, Osasco, SP, February 10, 2012

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Payment of Complementary Dividends

The Board of Directors of Banco Bradesco S.A., at a meeting held today, approved the Board of Executive Officers’ proposal for the payment of Dividends to the  Company’s shareholders, as complement to Interest on Shareholders’ Equity and Dividends related to the year 2011, in the amount of R$151,290,621.02, of which R$0.037741866 per common share and  R$0.041516054 per preferred share.

The shareholders registered in the Company’s Books on this date (February 10, 2012) will be benefited. The Company’s shares will be traded “ex-right” on Dividends from February 13, 2012 on.

The payment will be made on March 8, 2012, by the declared amount, without Withholding Income Tax, pursuant to Article 10 of Law # 9,249/95.

The aforementioned Dividends related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which will transfer them to the shareholders through the Depository Agents.

Thus, the amount of Interest and Dividends distributed to the shareholders, related to the year 2011, totals R$3,740,334,802.89.

Below, the table with the amounts paid and to be paid related to 2011:

In R$

Monthly Dividends paid	655,056,935.72
Intermediary Interest of the 1st half paid	624,187,246.15
Subtotal – Paid Value	1,279,244,181.87
Complementary Interest to be paid on March 8, 2012	2,309,800,000.00
Complementary Dividends to be paid on March 8, 2012	151,290,621.02
Subtotal – Value to be paid	2,461,090,621.02
Total	3,740,334,802.89

Per share in R$

Type	Monthly Dividends	Intermediary Interest of the 1st half (1)	Complementary Interest (2)	Complementary Dividends	Total
	Paid		To be paid on March 8, 2012
Common share	0.163918700	0.155520588	0.576206221	0.037741866	0.933387375
Preferred share	0.180310572	0.171072647	0.633826844	0.041516054	1.026726117

Amount without  Withholding Income Tax (per share):

(1)     Common share - R$0.132192500; Preferred share - R$0.145411750;

(2)     Common share - R$0.489775288; Preferred share - R$0.538752817.

Cordially,

  Banco Bradesco S.A.

 Moacir Nachbar Junior

Executive Deputy Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2012

BANCO BRADESCO S.A.

By:	/S/ Moacir Nachbar Junior
Moacir Nachbar Junior Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.